July 9, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F St NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Timothy S. Levenberg

Re:	Torchlight Energy Resources, Inc.

Registration Statement on Form S-3

Filed May 28, 2021

File No. 333-256636

Acceleration Request

Requested Date:	July 9, 2021
Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meta Materials Inc. (formerly known as Torchlight Energy Resources, Inc., the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-256636) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (858) 209-1020 or via email at thornish@wsgr.com. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Thomas E. Hornish via facsimile at (858) 350-2399.

Securities and Exchange Commission

Re: Meta Materials, Inc.

July 9, 2021

Please direct any questions or comments regarding this acceleration request to Thomas E. Hornish at (858) 209-1020.

Sincerely,

META MATERIALS INC.

By:	/s/ Ken Rice
Ken Rice
Chief Financial Officer & Executive Vice President

cc: Thomas E. Hornish, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation